SEC Conflict Minerals Report – Exhibit 1.01

SMART Technologies Conflict Minerals Report

For The Year Ended December 31, 2014

Introduction

SMART Technologies (“SMART,” also referred to as the “Company,” “we,” “us,” or “our”) is a manufacturer of interactive white boards and interactive flat panels used in the fields of education, business, government, and military. We are also a manufacturer of interactive tables, interactive pen displays, student response systems, wireless slates, audio enhancement systems, document cameras, conferencing software, and interactive learning software.

This Report relates to the process undertaken for SMART Technologies products that were manufactured, or contracted to be manufactured, during calendar year 2014 and that contain gold, columbite-tantalite (coltan), cassiterite, wolframite, and their derivatives (collectively, the “Conflict Minerals”).

Third-party products that SMART Technologies sells but that it does not manufacture or contract to manufacture are outside the scope of this Report.

Executive Summary

SMART Technologies reviewed its affected supplier base for conflict minerals use and queried potential suppliers of conflict minerals. 241 unique, valid smelters or refiners of Conflict Minerals (herein referred to as “smelters”) were reported by SMART Technologies suppliers. Of these 241 smelters, 33 were identified as sourcing (or may be sourcing) from the Democratic Republic of Congo (DRC) or surrounding countries (collectively, the “Covered Countries”). SMART Technologies’ due diligence review indicates that all 33 smelters are certified as conflict free by the Conflict Free Smelter Program (CFSP).

Management Systems

SMART has established a management system for Conflict Minerals. This included the creation of a Conflict Minerals Team comprised of representatives from all functional areas of the Company impacted by Conflict Minerals. This team was created to support supply chain due diligence and the implementation and monitoring of an effective Conflict Minerals program. We have a grievance mechanism through which our employees and suppliers can report a violation of our policies, and maintain a whistleblower policy, confidential phone number and e-mail address for employees to report violations, ask questions and voice concerns. We established a system of controls over the Company’s mineral supply chain, including the reasonable country of origin inquiry and due diligence procedures described below. If a risk is identified by employees, suppliers, customers, or the media, SMART has implemented a process to assess and mitigate the identified risk which includes reporting of the risk to the designated member of senior management.

Reasonable Country of Origin Inquiry

A reasonable country of origin inquiry (RCOI) was executed with 236 affected suppliers and/or original manufacturers supplying parts and materials for products manufactured by SMART Technologies. SMART Technologies’ RCOI process was designed to include materially all parts and materials necessary to the functionality or production of a product manufactured by SMART Technologies in 2014.

The affected suppliers and original manufacturers were contacted, provided with SMART Technologies’ policy, and requested to provide conflict minerals data in the industry standard CFSI Conflict Minerals Reporting Template. Non-responsive suppliers and suppliers with inadequate responses were contacted multiple times with clear instructions regarding SMART’s requirements.

After correction, review, and removal of alternate names, 241 smelters were identified as conflict minerals smelters consistent with the 2014 smelter definitions agreed upon by industry and the audit protocols published by the Conflict Free Sourcing Initiative.

After contacting all 241 smelters directly and performing a risk assessment regarding responses, 33 smelters were identified either to source, or there was reason to believe they source, conflict minerals from the Covered Countries. This assessment was based on information directly from the smelters and other public information available at the time. A risk assessment was performed on smelter responses including review of sourcing responses by non-Conflict Free Smelter Program (non-CFSP) certified smelters against the sourcing risk of their specific country. The risk assessment included a review of the report of the UN Group of Experts on the DRC; publications by Global Witness, Enough Project, Southern Africa Resource Watch, and Radio Okapi; and a general internet search (Google).

In accordance with the SEC final rules for conflict minerals that are sourced from the Covered Countries, SMART Technologies is required to exercise due diligence on the conflict minerals’ source and chain of custody and to follow a Nationally or Internationally Recognized Due Diligence Framework.

Conflict Minerals Policy

Our policy is publicly available on our website at: http://smarttech.com/About+SMART/About+SMART/Commitment/Conflict+Minerals

Design of Due Diligence

SMART Technologies designed its due diligence measures to conform to the Organisation for Economic Co-operation and Development Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas: Second Edition, including the related supplements on tantalum, tin, tungsten, and gold.

Due Diligence Results – Smelters

Of the 33 smelters identified to source conflict minerals from the Covered Countries or those whom SMART Technologies has reason to believe source conflict minerals from the Covered Countries, 33 smelters are recognized as conflict free by the Conflict Free Smelter Program (CFSP) based on an independent third party audit according to industry approved audit protocols, and listed on the Conflict Free Smelter Program’s website as conflict free certified.

Facility and Mine Information

Smelters used by SMART Technologies’ suppliers have been identified to source from the DRC, Rwanda, and Tanzania. Source mines used by suppliers of SMART Technologies are not publicly available.

Steps to be taken to mitigate risk

We intend to take the following steps to improve the due diligence conducted to further mitigate any risk that the necessary conflict minerals in our products could finance or benefit armed groups in the Covered Countries:

a.	Include a conflict minerals flow-down clause in new or renewed supplier contracts.

b.	Continuing to drive our suppliers to obtain current, accurate, and complete information about their smelters and refiners of Conflict Minerals, and providing education regarding SMART’s conflict minerals requirements;

c.	Continue to engage directly (or indirectly through suppliers) smelters sourcing from the Covered Countries to become conflict free certified by the Conflict Free Smelter Program.

Additional Risk Factors

The statements above are based on the RCOI process and due diligence performed in good faith by SMART Technologies and are based on the infrastructure and information available at the time. SMART Technologies’ due diligence process has not been audited by an independent third party auditor. A number of factors could introduce errors or otherwise affect our conflict free declaration.

These factors include, but are not limited to, gaps in supplier data, gaps in smelter data, errors or omissions by suppliers, errors or omissions by smelters, the definition of a smelter was not finalized at the end of the 2014 reporting period, confusion by suppliers over requirements of SEC final rules, gaps in supplier education and knowledge, timeliness of data, public information not discovered during a reasonable search, errors in public data, language barriers and translation, oversights or errors in conflict free smelter audits, DRC sourced materials being declared secondary materials, illegally tagged DRC conflict minerals being introduced into the supply chain, companies going out of business in 2014, certification programs are not equally advanced for all industry segments and metals, and smuggling of DRC conflict minerals to countries beyond the Covered Countries.